Filed Pursuant to Rule 424(b)(3)

Registration No. 333-290595

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED NOVEMBER 4, 2025)

1,720,688 Units consisting of 1,720,688 Ordinary Shares and

1,720,688 Warrants to purchase 1,720,688 Ordinary Shares

 and

1,720,688 Ordinary Shares issuable upon exercise of Warrants

WF International Limited

This is a supplement (“Prospectus Supplement”) to the prospectus, dated November 4, 2025 (“Prospectus”) of WF International Limited (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-290595).

On November 6, 2025, the Company consummated a registered direct offering (the “Offering”) of 1,720,688 units (the “Units”), each consisting of (i) one ordinary share, par value $0.000001 per share, of the Company (such ordinary shares sold in the Offering, the “Shares”), and (ii) one accompanying warrant to purchase one ordinary share (the “Investor Warrants”, and the ordinary shares to be issued upon exercise of the Investor Warrants, the “Investors Warrant Shares”). Pursuant to Section 3(i) of the Investor Warrants, on November 7, 2025, the board of directors of the Company approved the adjustment of the exercise price of the Investor Warrants from $2.00 per share to $0.75 per share, which adjustment took effect on the same date.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 19 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus Supplement is being filed to add “Description of Warrants” section after the “Principal Shareholders” section, beginning on page 30 of the Prospectus.

DESCRIPTION OF WARRANTS

Investor Warrants

Form. The Investor Warrants will be issued as individual warrant agreements to the investors. You should review the form of Investor Warrants, filed as an exhibit to the registration statement of which the Prospectus forms a part, for a complete description of the terms and conditions applicable to the Investor Warrants.

Exercisability. The Investor Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise (except in the case of a cashless exercise as described below). A holder (together with its affiliates) may not exercise any portion of the Investor Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding ordinary shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Investor Warrants up to 9.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Investor Warrants. No fractional ordinary shares will be issued in connection with the exercise of an Investor Warrant. In lieu of fractional shares, we will, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share.

Duration and Exercise Price. The initial exercise price per share for the Investor Warrants is $2.00 per share, which was subsequently adjusted by the Company to $0.75 per share, in accordance with Section 3(i) of the Investor Warrants on November 7, 2025. The Investor Warrants are exercisable upon issuance. The Investor Warrants will expire five years from the date of issuance. The exercise price of the Investor Warrants is subject to appropriate adjustment in the event of subsequent equity and/or rights offerings, Fundamental Transactions (as defined below), share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, share or other property to our shareholders. In addition, subject to approval by the board of directors of the Company, the Company may lower the exercise price of the warrants at its own discretion.

Cashless Exercise. If the holders of the Investor Warrants exercise their Investor Warrants and a registration statement registering the issuance of the ordinary shares underlying the Investor Warrants under the Securities Act of 1933, as amended, is not then effective or available (or a prospectus is not available for the resale of ordinary shares underlying the Investor Warrants), then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder shall instead receive upon such exercise (either in whole or in part) only the net number of ordinary shares determined according to a formula set forth in the Investor Warrants. Notwithstanding anything to the contrary, in the event we do not have or maintain an effective registration statement, there are no circumstances that would require us to make any cash payments or net cash settle the Investor Warrants to the holders.

Transferability. Subject to applicable laws, the Investor Warrants may be offered for sale, sold, transferred or assigned at the option of the holder upon surrender of the Investor Warrants to us together with the appropriate instruments of assignment.

Exchange Listing. We do not plan on applying to list the Investor Warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Investor Warrants and generally including any reorganization, recapitalization or reclassification of our Investor Warrants, the sale, transfer or other disposition, in each case, of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, the holders of the Investor Warrants will be entitled to receive upon exercise of the Investor Warrants the amount of ordinary shares that the holders would have received had they exercised the Investor Warrants immediately prior to such fundamental transaction.

Rights as a Shareholder. Except by virtue of such holder’s ownership of our ordinary shares, the holder of an Investor Warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights, until the holder exercises the Investor Warrant.

Placement Agent Warrants

The Placement Agent Warrants have substantially similar terms of the Investor Warrants, except that (i) the Placement Agent Warrants may be exercised for three years following the date of issuance, (ii) the exercise price of the Placement Agent Warrants is $2.50 per share and is not subject to adjustments upon the Company’s subsequent equity sales, (iii) the Placement Agent Warrants may be exercised by cashless exercise at any time, and (iv) in connection with the FINRA Rule 5110(e)(1)-(2), the Placement Agent Warrants are subject to a lock-up period of one hundred eighty (180) days following November 6, 2025, during which period the Placement Agents or their designees cannot transfer the Placement Agent Warrants to any other persons, other than (a) the Placement Agents, or (b) certain affiliates of the Placement Agents, subject to certain exemptions provided for in FINRA Rule 5110(e)(2).

The date of this prospectus supplement is November 12, 2025.